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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                                SCHEDULE 14D-1
                            TENDER OFFER STATEMENT
                         PURSUANT TO SECTION 14(D)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                               ----------------


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             ARCO CHEMICAL COMPANY
                           (NAME OF SUBJECT COMPANY)

                       LYONDELL ACQUISITION CORPORATION
                        LYONDELL PETROCHEMICAL COMPANY
                                   (BIDDERS)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE

                                  001920-10-7
                            -----------------------
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                             KERRY A. GALVIN, ESQ.
                       LYONDELL ACQUISITION CORPORATION
                      C/O LYONDELL PETROCHEMICAL COMPANY
                           1221 MCKINNEY, SUITE 1600
                             HOUSTON, TEXAS 77010
                                (713) 652-7300
 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO RECEIVE NOTICES
                   AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                   COPY TO:
                               STEPHEN A. MASSAD
                             BAKER & BOTTS, L.L.P.
                                ONE SHELL PLAZA
                                 910 LOUISIANA
                           HOUSTON, TEXAS 77002-4995
                                (713) 229-1234

                                 JUNE 18, 1998
        (DATE OF EVENT WHICH REQUIRES FILING STATEMENT ON SCHEDULE 13D)

                           CALCULATION OF FILING FEE

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
         TRANSACTION                                                AMOUNT OF
          VALUATION*                                                FILING FEE
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
        $5,769,329,645                                              $1,153,866
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
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  *For purposes of calculating amount of filing fee only. The amount assumes the purchase of 99,901,812 shares of common stock of the subject company, par value $1.00 per share, (collectively, the "Shares"), at a price per Share of $57.75 in cash. Such number of Shares represents all the Shares outstanding as of June 16, 1998, plus the number of Shares issuable upon the exercise of all outstanding options or other rights to acquire Shares.

[_Check]box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None
Form or Registration No.: N/A
Filing Party: N/A
Date Filed: N/A

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

CUSIP NO. 001920-10-7

  (1)Names of Reporting Persons
  S.S. or I.R.S. Identification Nos. of Above Persons

  LYONDELL PETROCHEMICAL COMPANY
  I.R.S. No. 95-4160558
--------------------------------------------------------------------------------

  (2)Check the Appropriate Box if a Member of a Group
                                                                  (a)  [_]
                                                                  (b)  [_]
--------------------------------------------------------------------------------

  (3)SEC Use Only
--------------------------------------------------------------------------------

  (4)Source of Funds
  BK, OO
--------------------------------------------------------------------------------

  (5)Check if Disclosure of Legal Proceedings is Required Pursuant to Items
  2(e) or 2(f)   [_]
--------------------------------------------------------------------------------

  (6)Citizenship or Place of Organization
  Delaware
--------------------------------------------------------------------------------

  (7)Aggregate Amount Beneficially Owned by Each Reporting Person:
  80,000,001*
--------------------------------------------------------------------------------

  (8)Check if the Aggregate Amount in Row (7) Excludes Certain Shares  [_]
--------------------------------------------------------------------------------

  (9)Percent of Class Represented by Amount in Row (7)

    Approximately 80.1% of the Shares outstanding on a fully diluted basis.
--------------------------------------------------------------------------------

  (10)Type of Reporting Person

  CO

* See Footnote on Next Page.

CUSIP NO. 001920-10-7

  (1)Names of Reporting Persons
  S.S. or I.R.S. Identification Nos. of Above Persons

  Lyondell Acquisition Corporation
  I.R.S. No. Applied For
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  (2)Check the Appropriate Box if a Member of a Group
                                                                  (a)  [_]
                                                                  (b)  [_]
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  (3)SEC Use Only
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  (4)Source of Funds
  AF
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  (5)Check if Disclosure of Legal Proceedings is Required Pursuant to Items
  2(e) or 2(f)   [_]
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  (6)Citizenship or Place of Organization
  Delaware
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  (7)Aggregate Amount Beneficially Owned by Each Reporting Person:
  80,000,001*
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  (8)Check if the Aggregate Amount in Row (7) Excludes Certain Shares  [_]
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  (9)Percent of Class Represented by Amount in Row (7)

    Approximately 80.1% of the Shares outstanding on a fully diluted basis.
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  (10)Type of Reporting Person

  CO

*On June 18, 1998, Lyondell Petrochemical Company ("Lyondell") and Lyondell Acquisition Corporation (the "Purchaser") entered into a Tender and Voting Agreement (the "Tender and Voting Agreement") with Atlantic Richfield Company ("ARCO"), a stockholder of ARCO Chemical Company, a Delaware corporation (the "Company"). ARCO has represented in the Tender and Voting Agreement that it has sole voting and dispositive power over 80,000,001 shares of common stock, par value $1.00 per share of the Company ("Shares"). Pursuant to the Tender and Voting Agreement, ARCO has agreed to tender into the Offer (as hereinafter defined), and not withdraw as long as the Tender and Voting Agreement remains in effect, all such Shares as well as any Shares thereafter acquired by it. Under the Tender and Voting Agreement, ARCO has granted to Lyondell a proxy, which is irrevocable during the term of the Tender and Voting Agreement, with respect to the Shares subject to the Tender and Voting Agreement to vote such Shares under certain circumstances. Lyondell's right to vote the Shares subject to the Tender and Voting Agreement is reflected in Rows 7 and 9 of each of the tables above. A copy of the Tender and Voting Agreement is attached hereto as Exhibit (c)(2), and the Tender and Voting Agreement is described more fully in Section 12 of the Offer to Purchase dated June 24, 1998 (the "Offer to Purchase") attached hereto as Exhibit (a)(1).

ITEM 1. SECURITY AND SUBJECT COMPANY.

(A) The name of the subject company is ARCO Chemical Company, a Delaware corporation (the "Company"), which has its principal executive offices at 3801 West Chester Pike, Newtown Square, Pennsylvania 19073-2387.

(B) This Schedule 14D-1 relates to the offer by the Purchaser to purchase all the outstanding Shares at a price of $57.75 per Share, net to the seller in cash (the "Offer Price'), upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. Information concerning the number of outstanding Shares is set forth in "Introduction" of the Offer to Purchase and is incorporated herein by reference.

(C) Information concerning the principal market in which the Shares are traded and the high and low sales prices of Shares for each quarterly period during the past two years is set forth in Section 6 ("Price Range of the Shares; Dividends on the Shares") of the Offer to Purchase and is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

(A)-(D) AND (G) This Schedule 14D-1 is being filed by the Purchaser, a Delaware corporation, and Lyondell, a Delaware corporation. The Purchaser is a wholly owned subsidiary of Lyondell. Information concerning the principal business and the address of the principal offices of the Purchaser and Lyondell is set forth in Section 9 ("Certain Information Concerning the Purchaser and Lyondell") of the Offer to Purchase and is incorporated herein by reference. Information regarding the names, business addresses, principal occupation and occupations, positions, offices or employments during the last five years as well as the other information required by Item 2 with respect to the directors and executive officers of the Purchaser and Lyondell is set forth in Schedule I to the Offer to Purchase and is incorporated herein by reference.

(E)  AND (F) None.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

(A) AND (B) The information set forth in Section 11 ("Contacts and Transactions with the Company; Background of the Offer") and Section 12 ("Purpose of the Offer; The Merger Agreement; The Tender and Voting Agreement") of the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(A) AND (B) The information set forth in Section 10 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

(A)-(E) The information set forth in Section 12 ("Purpose of the Offer; The Merger Agreement; The Tender and Voting Agreement") of the Offer to Purchase is incorporated herein by reference.

(F) AND (G) The information set forth in Section 7 ("Effect of the Offer on the Market for the Shares; Share Quotation; Exchange Act Registration; Margin Regulations") of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(A) AND (B) The information set forth in "Introduction", Section 9 ("Certain Information Concerning the Purchaser and Lyondell") and Section 12 ("Purpose of the Offer; The Merger Agreement; The Tender and Voting Agreement") of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

  The information set forth in "Introduction", Section 9 ("Certain Information Concerning the Purchaser and Lyondell"), Section 11 ("Contacts and Transactions with the Company; Background of the Offer") and Section 12 ("Purpose of the Offer; The Merger Agreement; The Tender and Voting Agreement") of the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

  The information set forth in "Introduction" and in Section 16 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

  Not applicable.

ITEM 10. ADDITIONAL INFORMATION.

(A) Not applicable.

(B) AND (C) The information set forth in Section 15 ("Certain Legal Matters") of the Offer to Purchase is incorporated herein by reference.

(D) The information set forth in Section 7 ("Effect of the Offer on the Market for the Shares; Share Quotation; Exchange Act Registration; Margin Regulations") of the Offer to Purchase is incorporated herein by reference.

(E) Not Applicable.

(F) The information set forth in the Offer to Purchase, the Letter of Transmittal, the Agreement and Plan of Merger dated as of June 18, 1998, among the Purchaser, Lyondell and the Company and the Tender and Voting Agreement, copies of which are attached hereto as Exhibits (a)(1), (a)(2),
    (c)(1) and (c)(2), respectively, is incorporated herein by reference.

ITEM 11. MATERIALS TO BE FILED AS EXHIBITS.

  (a)(1) Offer to Purchase.
  (a)(2) Letter of Transmittal.
  (a)(3) Notice of Guaranteed Delivery.
  (a)(4) Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.
  (a)(5) Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.
  (a)(6) Guidelines for Certification of Taxpayer Identification Number on
         Substitute Form W-9.
  (a)(7) Form of Summary Advertisement dated June 24, 1998.
 *(a)(8) Text of Press Release dated June 18, 1998 issued by Lyondell
         (Incorporated herein by this reference to Exhibit 99 of Lyondell's
         Report on Form 8-K dated June 18, 1998).
  (a)(9) Text of Press Release dated June 24, 1998, issued by Lyondell.
  (b)(1) Commitment Letter dated June 17, 1998, among Lyondell, J.P. Morgan
         Securities Inc., Donaldson Lufkin & Jenrette Securities Corporation,
         BancAmerica Robertson Stephens, Chase Securities Inc., Morgan Guaranty
         Trust Company of New York, DLJ Capital Funding, Inc., Bank of America
         National Trust and Savings Association, The Chase Manhattan Bank,
         Citibank, N.A. and NationsBank, N.A.
  (c)(1) Agreement and Plan of Merger dated as of June 18, 1998, among the Purchaser, Lyondell and the Company.
 *(c)(2) Tender and Voting Agreement dated as of June 18, 1998, among the
         Purchaser, Lyondell and ARCO (Incorporated herein by this reference to Exhibit 10.3 of Lyondell's Report on Form 8-K dated June 18, 1998).
 *(c)(3) Tax Agreement dated as of June 18, 1998, among ARCO, the Company and
         Lyondell (Incorporated herein by this reference to Exhibit 10.2 of Lyondell's Report on Form 8-K dated June 18, 1998).
  (c)(4) Guaranty by Lyondell dated as of June 18, 1998.
  (d)    None.
  (e)    Not applicable.
  (f)    None.

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 *  Incorporated by reference as indicated.

                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 24, 1998

Lyondell Acquisition Corporation

        /s/   Kerry A. Galvin
By:
Name:Kerry A. Galvin
Title:Vice President

Lyondell Petrochemical Company

        /s/   Kerry A. Galvin
By:
Name:Kerry A. Galvin
Title:Chief Corporate Counsel and Corporate Secretary

                                 EXHIBIT INDEX

  (a)(1) Offer to Purchase.
  (a)(2) Letter of Transmittal.
  (a)(3) Notice of Guaranteed Delivery.
  (a)(4) Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.
  (a)(5) Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.
  (a)(6) Guidelines for Certification of Taxpayer Identification Number on
         Substitute Form W-9.
  (a)(7) Form of Summary Advertisement dated June 24, 1998.
 *(a)(8) Text of Press Release dated June 18, 1998 issued by Lyondell
         (Incorporated herein by this reference to Exhibit 99 of Lyondell's
         Report on Form 8-K dated June 18, 1998).
  (a)(9) Text of Press Release dated June 24, 1998, issued by Lyondell.
  (b)(1) Commitment Letter dated June 17, 1998, among Lyondell, J.P. Morgan
         Securities Inc., Donaldson Lufkin & Jenrette Securities Corporation,
         BancAmerica Robertson Stephens, Chase Securities Inc., Morgan Guaranty
         Trust Company of New York, DLJ Capital Funding, Inc., Bank of America
         National Trust and Savings Association, The Chase Manhattan Bank,
         Citibank, N.A. and NationsBank, N.A.
  (c)(1) Agreement and Plan of Merger dated as of June 18, 1998, among the Purchaser, Lyondell and the Company.
 *(c)(2) Tender and Voting Agreement dated as of June 18, 1998, among the
         Purchaser, Lyondell and ARCO (Incorporated herein by this reference to Exhibit 10.3 of Lyondell's Report on Form 8-K dated June 18, 1998).
 *(c)(3) Tax Agreement dated as of June 18, 1998, among ARCO, the Company and
         Lyondell (Incorporated herein by this reference to Exhibit 10.2 of Lyondell's Report on Form 8-K dated June 18, 1998).
  (c)(4) Guaranty by Lyondell dated as of June 18, 1998.
  (d)    None.
  (e)    Not applicable.
  (f)    None.

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 *  Incorporated by reference as indicated.